UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT   **December 21, 2006**

(DATE OF EARLIEST EVENT REPORTED)   **December 20, 2006**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

**3800 Frederica Street
Owensboro, Kentucky 42301**
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain officers; Election of Directors; Appointment of Certain Officers' Compensatory Arrangements of Certain Officers.**

On December 20, 2006, the Board of Directors of Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, which is the registrant's general partner, approved the following compensation for its executive officers:

Name	Position	Phantom Unit Awards (1)	GP Phantom Unit Awards (2)	Cash Bonuses ($)
Rolf Gafvert	Co-President of Boardwalk GP, LLC	6,427	25	300,000
H. Dean Jones II	Co-President of Boardwalk GP, LLC	2,571	15	195,000
Jamie L. Buskill	CFO of Boardwalk GP, LLC	1,205	10	100,000

(1) Awarded under the registrant's Long Term Incentive Plan. Each such award: includes a tandem grant of Distribution Equivalent Rights (DERs); vests 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date; and will be payable to the grantee in cash upon vesting in an amount equal to the sum of the Fair Market Value of the Units (as defined in the plan) on the vesting date plus the vested amount then credited to the grantee's DER account, less applicable taxes.

(2) Awarded under the registrant's Strategic Long Term Incentive Plan. Each GP Phantom Unit entitles the holder thereof, upon vesting, to a lump sum cash payment in an amount determined by a formula based on cash distributions made by the registrant to its general partner during the four quarters preceding the vesting date (the "Formula Value"). The Formula Value of each GP Phantom Unit is the lesser of: (i) the product of (A) the quotient of (x) the sum of the cash distributions made to the registrant's general partner by the registrant for the four consecutive calendar quarters ending on or immediately preceding the vesting date, divided by (y) the "current yield" on the registrant's common units on such vesting date, multiplied by (B) .0001 or (ii) $50,000. "Current yield" means the quotient of (a) four times the quarterly cash distribution made by the registrant per common unit for the calendar quarter ending on or immediately preceding such vesting date, divided by (b) the Fair Market Value of a Common Unit (as determined under the Plan) on such vesting date. Each of these GP Phantom Units vests and becomes payable on February 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
     its general partner

By: BOARDWALK GP, LLC,
     its general partner

By: */s/ Jamie L. Buskill*
     Jamie L. Buskill
     Chief Financial Officer

Dated: December 21, 2006